UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 2)


                              NMT Medical, Inc.
                              -----------------
                               (Name of Issuer)


                        Common Stock. $.001 par value
                        -----------------------------
                        (Title of Class of Securities)


                                  629294109
                                  ---------
                                (CUSIP Number)


                              December 31, 2005
                              -----------------
           (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x]     Rule 13d-1(b)

     [x]     Rule 13d-1(c)

     [ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629294109               SCHEDULE 13G                  Page 2 of 10


1   Name of Reporting Person                MEDCAP MANAGEMENT & RESEARCH LLC

    IRS Identification No. of Above Person                        94-3411543

2   Check the Appropriate Box if a member of a Group                (a)  [ ]

                                                                    (b)  [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization                            DELAWARE

   NUMBER OF       5    Sole Voting Power                            874,492
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                       874,492
  PERSON WITH
                   8    Shared Dispositive Power                           0

9   Aggregate Amount Beneficially Owned by Each Reporting Person     874,492

10  Check Box if the Aggregate Amount in Row (9) Excludes                [ ]
    Certain Shares

11  Percent of Class Represented by Amount in Row 9                     7.0%

12  Type of Reporting Person                                              IA

CUSIP No. 629294109               SCHEDULE 13G                  Page 3 of 10


1   Name of Reporting Person                            MEDCAP PARTNERS L.P.

    IRS Identification No. of Above Person                        94-3412423

2   Check the Appropriate Box if a member of a Group                (a)  [ ]

                                                                    (b)  [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization                            DELAWARE

   NUMBER OF       5    Sole Voting Power                            667,405
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                       667,405
  PERSON WITH
                   8    Shared Dispositive Power                           0

9   Aggregate Amount Beneficially Owned by Each Reporting Person     667,405

10  Check Box if the Aggregate Amount in Row (9) Excludes                [ ]
    Certain Shares

11  Percent of Class Represented by Amount in Row 9                     5.4%

12  Type of Reporting Person                                              PN

CUSIP No. 629294109               SCHEDULE 13G                  Page 4 of 10


1   Name of Reporting Person                                   C. FRED TONEY

    IRS Identification No. of Above Person

2   Check the Appropriate Box if a member of a Group                (a)  [ ]

                                                                    (b)  [ ]

3   SEC USE ONLY

4   Citizenship or Place of Organization                       UNITED STATES

   NUMBER OF       5    Sole Voting Power                            874,492
    SHARES
 BENEFICIALLY      6    Shared Voting Power                                0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                       874,492
  PERSON WITH
                   8    Shared Dispositive Power                           0

9   Aggregate Amount Beneficially Owned by Each Reporting Person     874,492

10  Check Box if the Aggregate Amount in Row (9) Excludes                [ ]
    Certain Shares

11  Percent of Class Represented by Amount in Row 9                     7.0%

12  Type of Reporting Person                                           IN/HC

CUSIP No. 629294109               SCHEDULE 13G                  Page 5 of 10


Item 1(a).  Name of Issuer:

          NMT Medical, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          27 Wormwood Street
          Boston, MA  02210-1625

Item 2(a).  Names of Persons Filing:

          MedCap Management & Research LLC ("MMR")

          MedCap Partners L.P. ("Partners")

          C. Fred Toney ("Mr. Toney")

Item 2(b).  Address of Principal Business Office or, if none, Residence:

          The principal business address of the reporting persons is 500 Third Street, Suite 535, San Francisco, CA 94107.

Item 2(c).  Citizenship:

          Reference is made to Item 4 of pages 2, 3 and 4 of this
Schedule 13G (this Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

          Common Stock, $.001 par value

Item 2(e).  CUSIP Number:

          629294109

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b) [ ] Bank as defined in section 3(a)(6) of the Act
              (15 U.S.C. 78c);

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

CUSIP No. 629294109               SCHEDULE 13G                  Page 6 of 10

          (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

          (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

          Reference is hereby made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which Items are incorporated by reference herein.

          Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or Mr. Toney is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates (the "Securities"), and MMR and Mr. Toney disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

          MMR and Mr. Toney are filing this Schedule because, as investment manager for certain accounts in which the Securities are held, MMR has been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

CUSIP No. 629294109               SCHEDULE 13G                  Page 7 of 10


Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10.    Certifications.

          By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2006          MEDCAP MANAGEMENT & RESEARCH LLC


                                   By: /s/ C. Fred Toney
                                       ----------------------------------
                                       C. Fred Toney, its Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   -------------------------------------
                                   C. Fred Toney

CUSIP No. 629294109               SCHEDULE 13G                  Page 8 of 10


          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2006          MEDCAP PARTNERS L.P.
                                   By:  MedCap Management & Research LLC,
                                        its General Partner


                                   By: /s/ C. Fred Toney
                                       ----------------------------------
                                       C. Fred Toney, its Managing Member

CUSIP No. 629294109               SCHEDULE 13G                  Page 9 of 10


                                 EXHIBIT INDEX

        Exhibit A          Joint Filing Undertaking           Page 10

CUSIP No. 629294109               SCHEDULE 13G                 Page 10 of 10


                                   EXHIBIT A

                           JOINT FILING UNDERTAKING

          The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  February 13, 2006          MEDCAP MANAGEMENT & RESEARCH LLC


                                   By: /s/ C. Fred Toney
                                       ----------------------------------
                                       C. Fred Toney, its Managing Member


                                   MEDCAP PARTNERS L.P.
                                   By:  MedCap Management & Research LLC,
                                        its General Partner


                                   By: /s/ C. Fred Toney
                                       ----------------------------------
                                       C. Fred Toney, its Managing Member


                                   C. FRED TONEY


                                   /s/ C. Fred Toney
                                   -------------------------------------
                                   C. Fred Toney